

November 29, 2010

Mr. Robert Mathews
Executive Vice President and Chief Financial Officer
Viking Systems, Inc.
134 Flanders Road
Westborough, MA 01581

> **Re:** **Viking Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **File No. 0-49636**

Dear Mr. Mathews:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

Gross Profit, page 14

1.　　We note your reference to gross margin excluding inventory write-downs. While disclosure of material items impacting your gross margin may be meaningful, your current disclosure results in the presentation of a non-GAAP financial measure for which you have not included all of the disclosures required by Item 10(e) of Regulation S-K. Please revise future filings to remove the non-GAAP financial measure, gross margin, excluding inventory write-downs, or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K.

Operating Loss Before Non-Cash Charges, page 15

2.   We note your presentation here of a non-GAAP financial measure "operating loss before non-cash charges." We note that in calculating this measure, you adjust for depreciation, amortization and other non-cash charges. Please revise the presentation in future filings to more clearly describe any other non-cash charges that are excluded in the non-GAAP measure.

Note 3. Summary of Significant Accounting Policies, page 24

– Revenue Recognition, page 26

3.   We note that you sell your products to distributors and original equipment manufacturers. Please revise future filings to explain the nature and significant terms of these arrangements with distributors and original equipment manufacturers, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

Note 16. Major Customers, Suppliers, Segment and Related Information, page 34

– Segment and Related Information, page 34

4.   If revenues from customers attributed to an individual foreign country within the "Other" category are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Item 10. Directors, Executive Officers and Corporate Governance, page 38

5.   In future filings, please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity. Refer to Regulation S-K Item 401(e), as revised by Release No. 33-9089 (Dec. 16, 2009).

Director Compensation, page 4

6.   It is unclear how your disclosure regarding stock awards to directors complies with Regulation S-K Item 402(r)(2)(iii as required by Release No. 33-9089 (Dec. 16, 2009). Please advise, or amend your filing accordingly.

Signatures, page 48

7.   It appears that you have not included the signature from the individual who is acting as your principal financial officer or the individual who is acting as your principal accounting officer or controller after the second signature block. If not, please amend your Form 10-K to include those signatures. Otherwise, please tell us how you have complied with General Instruction D(2)(a) of Form 10-K.

Exhibits 31.1 and 31.2

8.   We note within your Form 10-K for fiscal year 2009 and each of your Forms 10-Q for fiscal year 2010 that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 required by Item 601(b)(31) of Regulation S-K. Additionally, we note throughout the certifications that you refer to the "small business issuer" rather than the "registrant" and that the title of the exhibit should be "Certifications." Please amend each of these filings to include revised certifications that conform to the requirements of Item 601(b)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Jay Mumford at (202) 551-3637 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief